Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-04	January 16, 2012

International Tower Hill Mines Changes Fiscal Year End

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that it has changed its fiscal year-end to December 31 from its current fiscal year-end of May 31. This change will better align the Company’s financial reporting with its operational and budgeting cycle as well as align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors (who typically have December 31st fiscal year ends) so as to better enable marketplace assessment of the Company’s business performance.

The Company will report the audited results for its seven-month transitional fiscal year (June 1, 2011 to December 31, 2011) in March 2012 and will therefore not be reporting quarterly results or filing quarterly financials for the period ended November 30, 2011. Going forward, the Company's fiscal quarters will end on the last day of March, June, September and December each year.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, the Company is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499